Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

January 20, 2016

Press Release

For Immediate Release	Press Contacts:
Mark Lane +1 212 412 1413 mark.lane@barclays.com

Barclays issues further investor guidance on OIL ETNs

Notice regarding recent movements in the trading price of the iPath® S&P GSCI® Crude Oil Total Return Index Exchange Traded Notes

New York, January 22, 2016 – Barclays Bank PLC (“Barclays”) announced an investor guidance notification today regarding the iPath® S&P GSCI® Crude Oil Total Return Index Exchange Traded Notes (the “ETNs”). The ETNs currently trade on the NYSE Arca stock exchange under the ticker symbol “OIL”.

Barclays previously issued an investor guidance notice on January 20, 2016 highlighting that a material premium had developed in the market price of the ETNs on NYSE Arca in relation to their intraday indicative value and daily redemption value (also referred to as “closing indicative value”). The closing market price of the ETNs on NYSE Arca as of January 19, 2016 reflected a 41% premium to the corresponding closing indicative value. The closing market price of the ETNs on the exchange as of January 21, 2016 was $4.57 while the closing indicative value was $3.94 which reflected a drop in the premium to 16%.  There are likely to be continued fluctuations in the premium in the market price of the ETNs, particularly if interest from market participants in purchasing the ETNs continues.

Investors should exercise extreme caution before purchasing or selling ETNs at a market price that reflects a premium over the intraday indicative value or daily redemption value, as the case may be. The “intraday indicative value” of the ETNs is intended to provide investors with an approximation of the effect that changes in the level of the Index during the current trading day would have on the daily redemption value of the ETNs from the previous day. The intraday indicative value of the ETNs is calculated and published with a frequency of at least every 15 seconds throughout the trading day, under the ticker symbol OIL.IV.  The “daily redemption value” (or “closing indicative value”) is the closing value of the ETNs calculated by us on a daily basis and is used to determine the payment at maturity or upon early redemption. As a result, if investors purchase the ETNs at a price which reflects a premium over the intraday indicative value or daily redemption value, as the case may be, they may experience a significant loss if they sell the ETNs at a time when such premium is no longer present, if they redeem the ETNs at the daily redemption value or if they hold the ETNs until maturity.

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com. Barclays offers investment banking products and services in the US through Barclays Capital Inc.

For more information on what a premium in the market prices represents, please refer to the iPath website under “About ETNs”.   Investors are also encouraged to refer to the prospectus relating to the ETNs for risk factors relating to the market value of the ETNs, including the risks associated with a premium in market prices on the exchange.

In recent weeks, the relationship between the market price of the ETNs, on the one hand, and the intraday indicative value or daily redemption value, on the other hand, has been exceptionally volatile.  The effect of this volatility is magnified by the large number of ETNs outstanding.  Currently, there are 139 million ETNs outstanding, representing the highest exposure to the underlying Index since the inception of the ETNs. In its capacity as a market maker, Barclays is currently limiting (but not closing) the sale of the ETNs from inventory.

Investors should not assume that the ETNs will continue to trade at a premium in relation to their intraday indicative value or daily redemption value, as the case may be.  Any secondary market premium could continue to decrease, even significantly, or cease to exist entirely at any time.  Given the market conditions described above, anyone considering investing in the ETNs or continuing to hold the ETNs should consider the risks described herein when making an investment decision and consult with their broker or financial adviser to evaluate their investment in the ETNs.

The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. An investment in the ETNs involves significant risks, including possible loss of principal and may not be suitable for all investors.

Daily redemptions at the option of the holders of the ETNs continue to stay open. The pricing supplement relating to the ETNs can be found on EDGAR, the SEC website at: www.sec.gov, as well as on the product website at www.iPathETN.com.

Barclays Bank PLC is the issuer of iPath® ETNs and Barclays Capital Inc. is the issuer’s agent in the distribution.

iPath ETNS: For further information about the iPath ETNs go to: http://www.iPathETN.com.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks,

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com. Barclays offers investment banking products and services in the US through Barclays Capital Inc.

including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

Concentration Risk: Because the ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com. Barclays offers investment banking products and services in the US through Barclays Capital Inc.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through your brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Bloomberg®”, “Bloomberg Commodity IndexSM”, “Bloomberg Commodity Index Total ReturnSM”, “Bloomberg Natural Gas Subindex Total ReturnSM” and “BCOM” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by Barclays Bank PLC. Any ETNs based on the Bloomberg Commodity Indices are not sponsored, endorsed, sold or promoted by Bloomberg, UBS AG, UBS Securities LLC (“UBS”), or any of their subsidiaries or affiliates. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparties to the ETNs or any member of the public regarding the advisability of investing in securities or commodities generally or in the ETNs particularly.

© 2016 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com. Barclays offers investment banking products and services in the US through Barclays Capital Inc.